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SPOTLIGHT ON EDUCATION

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About Us

Overview

Company Overview (.ppt)

Mission

Leadership

Jobs

Directions

Executive Team

Industry veterans and visionaries Nader F. Darehshori, Jonathan Newcomb, David F. Cappellucci, and George A. Logue bring over 100 years of education industry leadership to Cambium Learning.

Nader F. Darehshori is the Chairman of Cambium Learning.

Darehshori is a former Chairman and Chief Executive Officer for the leading educational publisher Houghton Mifflin Company. Boston-based Houghton Mifflin publishes textbooks, instructional technology, assessments and other educational materials for elementary and secondary schools and colleges. Under his leadership, Houghton Mifflin grew revenues from $400 million in 1990 to $1 billion in 2000. In June 2001, Darehshori sold Houghton Mifflin for approximately $2.2 billion to the French media conglomerate Vivendi Universal. This successful sale represented strong financial returns for Houghton Mifflin's investors, stockholders, and employees. Vivendi Universal subsequently sold Houghton Mifflin to several U.S.-based investment firms in 2002.

Darehshori began his career in 1966, as a sales representative for Houghton Mifflin's College Division. Promoted to numerous positions within the division, he was then elected its Senior Vice President in 1987. In April of 1990, Darehshori was elected Chairman and Chief Executive Officer of the company, and became President in 1991. Prior to his experience at Houghton Mifflin, Darehshori was an elementary school teacher in Iran.

An active member of the community, Darehshori serves as a director and member of the Executive Compensation Committee for the State Street Bank and Trust Company and State Street Corporation. He is also Director and member of the Audit Committee for Aviva USA Corporation. Darehshori is a trustee of Wellesley College, Dana-Farber Cancer Institute, and is a member of the Board of the Boston Public Library Foundation and the Boston Business Roundtable. He is also Director of the Tanenbaum Center for Interreligious Understanding. He has been inducted into the Association of Educational Publishers Hall of Fame and received the 2003 Charles E. Rogerson Award for Community Service from the Rogerson Communities.

A noted public speaker on sales and leadership topics, Darehshori presents to many schools and businesses, including: Women in Business, BookBuilders, and the Association of American Educational Publishers.

Darehshori received a Bachelor of Arts degree from the University of Wisconsin in 1966 and an honorary degree of Doctor of Commercial Science from Suffolk University in 1992.

He lives in Wellesley, Massachusetts, and is the father of three young children.

Jonathan Newcomb is the President and Chief Executive Officer for Cambium

Learning.

Most recently, Mr. Newcomb has been involved in the investment community as a principal at a New York private equity firm, Leeds Equity Partners, and subsequently at Coady Diemar Partners, a New York based investment banking firm. Mr. Newcomb served as Chairman and Chief Executive Officer at Simon & Schuster, one of the world's leading educational, reference, and consumer publishers, from 1994-2001. He had been President and Chief Operating Officer since January 1991, after service as Executive Vice President, Operations, since 1989.

Prior to joining Simon & Schuster, Mr. Newcomb was President of McGraw Hill's Financial and Economic Information Corporation which included the business units of Standard & Poor's and Data Resources, Inc. He began his career with the Dun & Bradstreet Corporation. Mr. Newcomb sits on the board of several corporations including United Business Media and Journal Communications, Inc. In addition, he is a board member of New School University and the Harvard Business School Publishing.

Mr. Newcomb is a graduate of Dartmouth College and The Columbia Business School. He was a 1st Lieutenant in the United States Army and is a decorated Vietnam veteran. Mr. Newcomb has two grown sons and lives with his wife in Manhattan.

David F. Cappellucci is the Chief Operating Officer for Cambium Learning.

Before joining Cambium Learning as a cofounder, Cappellucci spent 13 years with Houghton Mifflin Company. Boston-based Houghton Mifflin publishes textbooks, instructional technology, assessments and other educational materials for elementary and secondary schools and colleges. During this time, he served in a variety of senior management positions overseeing strategy, mergers & acquisitions, planning, and operations at both the corporate level and within a number of business units including the K-12 School Publishing Group, and Houghton Mifflin's Educational and Business Software Divisions.

In 2000, Cappellucci cofounded Classwell Learning Group, a new education company within Houghton Mifflin Company, raising $30 million in first round financing and serving as President and Chief Executive Officer through 2002. This new company was recognized as the , "best new brand in the education market" by a major industry magazine.

Before heading Classwell Learning, Cappellucci was Vice President, New Business Development for Houghton Mifflin, where he formulated and executed the company's acquisition program. In a prior role as Vice President of Finance, Planning, and Operations for the School Publishing Group, he was instrumental in increasing operating margins and consistently achieved revenue and income targets. Cappellucci restructured Riverside Publishing's textbook business, sold non-core business lines, and led the company's entry into elementary social studies in 1991 with a program that captured virtually 100% of the California market. Before that, Cappellucci led turnarounds of Houghton Mifflin's Educational and Business Software Divisions.

Cappellucci also served as Senior Vice President, Elementary Education, for Simon & Schuster. From 1992 to 1997, he oversaw finance, planning, and operations for the K-8 supplementary, textbook, and technology units.

Other work experience includes positions at LTX, Inc. and The William Carter Company.

Cappellucci graduated from Boston College with a Bachelor of Arts in Economics and received his Masters in Business Administration from Babson College where he was the recipient of the Cullinane Award in Information Systems.

George A. Logue is Executive Vice President of Cambium Learning.

Before joining Cambium Learning as a cofounder, Logue spent 18 years in various leadership roles with Houghton Mifflin Company. Boston-based Houghton Mifflin publishes textbooks, instructional technology, assessments and other educational materials for elementary and secondary schools and colleges. Prior to his departure in 2003, he was Executive Vice President of the School Division. While heading the School Division from 1996 to 2003, Logue grew revenues from under $200 million to $350 million. Houghton Mifflin Reading © 2003 captured an 85 percent market share in California and was the single greatest revenue-producing accomplishment in the history of the publishing industry.

Preceding his role as Executive Vice President, Logue was Vice President for Sales and Marketing and played a pivotal role in making California one of Houghton Mifflin's major success stories. Houghton Mifflin Reading © 1989 became the top reading program in the country. Houghton Mifflin Social Studies © 1991 captured nearly 100 percent market share in California and generated $60 million in first-year revenues.

Before becoming Vice President for Sales and Marketing at Houghton Mifflin, Logue advanced through a series of management roles. He joined the company in 1985 as a Marketing Manager, Elementary Mathematics, in the School Division. He was named Regional Manager of the division's Palo Alto office in 1987, and in 1989 he became the School Division Vice President and Director of the Elementary School Division. He was elected Corporate Vice President in 1990 and became Vice President, School Marketing and Promotion in 1991. In 1993, he was named National Sales Manager and assumed the position of Vice President, Sales and Marketing in 1994.

Prior to joining Houghton Mifflin, Logue was Western Regional Sales Manager for Reader's Digest and a Product Manager, Mathematics, at Scott, Foresman & Company. He also taught Science at a public middle school in Dedham, Massachusetts.

Logue is actively involved with *Crossroads for Kids*, a camping program for underprivileged children, located in Duxbury, Massachusetts.

Logue received a Bachelor of Science from Boston University and received his Masters in Education from Bridgewater State College.

He lives with his wife and four children in Wellesley, Massachusetts.

Cambium Learning | phone: (508) 647-1340 | fax: (508) 647-1346 | ©2005 Cambium Learning. All Rights Reserved.